Exhibit 99.3

theScore Reports F2021 Q3 Financial Results

- Media and Betting Business Continue Strong F2021 Performance -

- Preparing to Address Large Canadian Market Opportunity
Following Recent Legalization of Single Event Sports Betting -

- Completed our U.S. IPO and Nasdaq Listing Raising Gross Proceeds of US$186.3 million -

- Company on Track to Vertically Integrate Sportsbook Operations with Full Deployment of Proprietary Player Account Management (PAM) System and Promotion Engine Next Month -

- Online Betting Industry Leader Patrick Jay to join theScore to Oversee Sportsbook Operations and Rollout In-House Risk and Trading -

TORONTO, July 13, 2021 – Score Media and Gaming Inc. (TSX: SCR; NASDAQ: SCR) (“theScore” or the “Company”), today announced financial results for the three and nine months ended May 31, 2021.

“theScore demonstrated continued momentum across our business in the fiscal 2021 third quarter as solid gaming handle was complemented by record third quarter media revenue,” said John Levy, Chairman and CEO of theScore. “Third quarter media revenue of $8.9 million was up 270% year-over- year and grew 5% compared to the same period in 2019. In addition, our unique, integrated sports media and betting approach powered gaming handle of $73.0 million on theScore Bet, including $30.8 million wagered in March, representing our single biggest handle month to date. We continue to work through the licensing process ahead of launches of theScore Bet in additional U.S. states, with an expectation that we will at least double the number of markets in which we are live in the next twelve months.

“Canada realized a significant milestone last month with the passage of and subsequent Royal Assent for Bill C-218, which legalized single event sports wagering, paving the way for each Canadian province to implement a regulated sports betting framework. With a large and passionate Canadian user base, strong brand identity and best in class integrated media and betting platforms, we are uniquely positioned for initial and long-term success in the market. Notably, there is an enormous potential market opportunity in our home province of Ontario, which is expected to be the largest regulated sports betting market in North America by population upon its expected opening later this year. We are actively working to ensure theScore Bet will be ready to launch sports betting and iGaming as soon as the Ontario market opens, subject to receipt of regulatory approval. We have also already begun amplifying our brand through activations in the Province and will accelerate those efforts in the lead up to the market opening.

“In addition, our team continues to build out a modern, world-class gaming technology platform for the North American market. From the start, owning and controlling our entire technology stack has been a strategic priority. Over the past two years, we’ve made great progress toward accomplishing that objective, developing and deploying key elements of our proprietary tech stack, while at the same time working with our partners at Bet.Works whose technology and platform services have helped us successfully rollout theScore Bet in several markets across the U.S.

“Next month will mark a major milestone, as we plan to fully deploy our proprietary, internally-developed PAM and promotion engine, which have been approved by Gaming Laboratories International (GLI) and applicable state gaming labs. These custom built, cutting-edge systems will unlock additional user personalization, cross-platform integration capabilities and platform automation, which we believe will serve to further differentiate theScore Bet’s best-in-class offering and drive both near and long-term growth.

“Following that transition, we plan to complete the vertical integration of our sportsbook operations by migrating to an in-house managed risk and trading service, which we anticipate will take place within the next twelve months. Key to these efforts is the addition of Patrick Jay, a highly regarded online betting industry leader with an impressive track record leading risk and trading at high profile properties across the global gaming sector, including five years at the Hong Kong Jockey Club and six years at Ladbrokes. Patrick will play a major role working cross-functionally on all aspects of our sportsbook operations and theScore Bet, including the roll out of our in-house risk and trading. We are looking very forward to Patrick joining the team in September 2021*.

“Following our successful third quarter U.S. initial public offering and public listing, our entire team remains focused on further establishing theScore as a leading, integrated provider of digital sports media and sports betting throughout the U.S. and Canada. We believe our unique collection of interactive media and leading-edge technology along with our massively engaged user base positions theScore for long-term growth and shareholder value creation. Subject to receipt of regulatory approval, we are eager to begin operating our integrated betting platform in Ontario later this year and believe our favorable competitive position will result in strong initial market share as we build our foundation for continued, sustainable growth.”

Recent Highlights

●	In March, theScore completed a U.S. initial public offering and listed on the Nasdaq Global Select Market, which raised gross proceeds of US$186.3 million.

●	Total Q3 F2021 gaming handle(1) on theScore Bet was $73.0 million.

○	Generated highest-ever betting handle for a single month, $30.8 million in March 2021.

●	Media revenue increased 5% vs. 2019** to $8.9 million, a third-quarter record.

●	In June 2021, Bill C-218 was passed by the Senate of Canada, allowing for the legalization of single event sports betting across Canada. The passage of this landmark legislation paves the way for provinces to establish regulated sports betting frameworks, which we believe presents a significant opportunity for theScore and its integrated media and betting business.

Audience Metrics

●	theScore achieved record engagement on its sports media app in Q3.
○	Recorded 470.2 million user sessions, a Q3 record. User sessions rose 19% vs. 2019**.
○	Users opened the app an average of 126.1 times each month, an all-time high for average monthly sessions per user, across our base of 3.7 million average monthly active users, demonstrating a strong return to pre-COVID user levels.

●	theScore’s sports content across Twitter, Facebook, Instagram and TikTok achieved an average monthly reach of approximately 172 million users, a quarterly record.

●	theScore’s esports platforms registered 241 million total video views in Q3.

Financial Results

Total revenue for Q3 F2021 was $6.4 million, with record Q3 media revenue of $8.9 million partially offset by negative net gaming revenue(3) of $2.5 million. Media revenue in the quarter grew 270% year-over-year from $2.4 million for the same period last year and was up 5.0% from the same period in 2019.

Gaming handle(1) was $73.0 million and gross gaming revenue(2) was negative $40,000 in Q3 F2021. Inclusive of promotional costs and fair value adjustments on unsettled bets, the Company generated negative net gaming revenue(3) of $2.5 million.

EBITDA loss in Q3 F2021 was $21.1 million compared to an EBITDA loss of $8.7 million for the same period last year. The wider EBITDA loss was driven primarily by additional expenses incurred in connection with the ongoing expansion of the Company’s gaming operations as well as costs and professional service fees related to the recently completed U.S. initial public offering.

Financial Statements and Management’s Discussion and Analysis

The Company reports its financial results in Canadian dollars, unless otherwise indicated. Our unaudited condensed consolidated interim financial statements, accompanying notes, and Management’s Discussion & Analysis for the three and nine months ended May 31, 2021 are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are available on the Company’s Investor Relations page.

Conference Call & Webcast

theScore will host a conference call and webcast at 5:30 p.m. ET today, July 13, 2021. During the call, management will review a presentation summarizing recent developments that can be accessed here: https://ir.scoremediaandgaming.com/events-and-presentations/default.aspx

Conference Call Dial-In

Toll Free North America: +1 (844) 925-3583

International: +1 (236) 714-3374

Conference ID: 1579499

The conference call will also be webcast live. Register now here.

Instant Replay

Local: +1 (416) 621-4642

Toll Free North America: +1 (800) 585-8367

Conference ID: 1579499

For more information:

Investor Relations

Alvin Lobo

Chief Financial Officer

Score Media and Gaming Inc.

Tel: 416-479-8812

Email: ir@thescore.com

Richard Land, James Leahy

JCIR

Tel: 212-835-8500

Email: scr@jcir.com

Media Relations

Daniel Sabreen

Director, Communications

Score Media and Gaming Inc.

Tel: 917-722-3888 ext. 706
Email: dan.sabreen@thescore.com

About Score Media and Gaming Inc.

Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ:SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward-looking (safe harbour) statement

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “may”, “would”, “could”, “will”, “believes”, “plans”, “anticipates”, “estimates”, “expects” or “intends” and other similar statements which are not historical facts contained in this release are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect theScore’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, the enactment of enabling legislation and regulations in the provinces and territories of Canada to facilitate online gaming (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on participants in the online gaming industry), the proclamation into force of federal legislation to permit single-event sports wagering, the receipt by the Company of all relevant licenses and approvals, and the rate of adoption and market potential of online gaming, and those factors which are discussed under the heading “Risk Factors” in our Annual Information Form as filed with applicable securities regulatory authorities and available on SEDAR under our profile at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available at www.sec.gov, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission, including its Management’s Discussion & Analysis and Management Information Circular. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

NON-IFRS FINANCIAL MEASURES AND KEY METRICS

This news release makes reference to certain non-IFRS measures, including handle, gross gaming revenue and EBITDA (which we define as net loss before depreciation and amortization, finance expense, net, and deferred income tax recovery and for which a reconciliation to net loss is provided at the end of this news release). These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are, therefore, not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including industry metrics, in the evaluation of companies in our industry. Management also uses non-IFRS measures and industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation.

(1) Handle is calculated as the total amount of money bet by customers in respect of bets that have settled in the applicable period. Handle does not include free bets or other promotional incentives, nor money bet by customers in respect of bets that are open at period end.

(2) Gross gaming revenue is calculated as dollar amounts bet by customers less the dollar amounts paid out to the customers in respect of such bets which have settled in the applicable period.

(3) Net gaming revenue is calculated as gross gaming revenue, less free bets, promotional costs, bonuses and fair value adjustments on open bets.

*Services to be provided by Patrick Jay pursuant to a management services agreement with theScore.

Subject to receipt of all applicable regulatory approvals.

**Comparison to 2019 due to COVID’s impact on operations in 2020.

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Financial Position (unaudited)

(Expressed in thousands of Canadian dollars)

As at May 31, 2021 and August 31, 2020

	May 31, 2021	August 31, 2020
Assets
Current assets:
Cash and cash equivalents	$229,086	$40,116
Restricted cash related to customer deposits	6,265	1,859
Accounts receivable	8,387	5,455
Tax credits recoverable	-	1,616
Prepaid expenses, deposits, and other assets	10,736	2,048
Total current assets	254,474	51,094
Property and equipment	3,305	4,136
Intangible and other assets	26,463	23,477
Total assets	$284,242	$78,707

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$17,787	$10,353
Current portion of loans and other borrowings	412	6,645
Current portion of lease liability	946	908
Current portion of convertible debenture	1,978	-
Other current financial liabilities	286	231
Total current liabilities	21,409	18,137
Loans and other borrowings	429	740
Lease liability	327	1,042
Convertible debenture	16,817	29,584
Total liabilities	38,982	49,503
Shareholders' equity:
Special voting shares	15	15
Class A subordinate voting shares	398,748	115,547
Contributed surplus	9,295	7,240
Accumulated other comprehensive income	3,570	512
Equity component of convertible debenture	4,000	8,891
Accumulated deficit	(170,368)	(103,001)
Total shareholders' equity	245,260	29,204
Total liabilities and shareholders' equity	$284,242	$78,707

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss (unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended May 31, 2021 and 2020

	Three months ended,		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Revenue
Media revenue	$8,890	$2,404	$27,464	$18,497
Net gaming revenue	(2,458)	(23)	(6,900)	(244)
	6,432	2,381	20,564	18,253

Operating expenses:
Product development and content	3,166	1,633	9,136	6,889
Sales and marketing	5,140	1,778	15,187	11,426
Technology and operations	5,115	4,040	15,208	11,447
General and administration	14,134	3,666	24,357	10,683
Depreciation and amortization	1,486	1,503	4,318	4,028
	29,041	12,620	68,206	44,473

Operating loss	(22,609)	(10,239)	(47,642)	(26,220)

Finance expense, net	(14,520)	(438)	(19,724)	(2,126)

Loss before income tax recovery	(37,129)	(10,677)	(67,366)	(28,346)

Deferred income tax recovery	-	-	-	(3,107)

Net loss	$(37,129)	$(10,677)	$(67,366)	$(25,239)

Other comprehensive income
Foreign currency translation differences from foreign operations	2,204	(287)	3,057	(411)

Total comprehensive loss for the period	$(34,925)	$(10,964)	$(64,309)	$(25,650)

Loss per share - basic and diluted	$(0.78)	$(0.30)	$(1.80)	$(0.77)

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Cash Flows (unaudited)

(Expressed in thousands of Canadian dollars)

Nine months ended May 31, 2021 and 2020

	Nine months ended
	May 31, 2021	May 31, 2020
Cash flows from (used) in operating activities
Net loss for the period	$(67,366)	$(25,239)
Items not involving cash:
Depreciation and amortization	4,318	4,025
Stock based compensation	2,423	2,394
Interest accretion on lease liabilities	67	103
Interest accretion on loans and other borrowings	42	-
Interest accretion on convertible debenture	4,639	3,295
Unrealized foreign exchange (gain) loss	15,146	(964)
Income tax recovery	-	(3,107)
Net cash used before working capital changes	(40,731)	(19,493)
Change in non-cash operating assets and liabilities:
Accounts receivable	(2,931)	3,143
Tax credits recoverable	1,616	-
Restricted cash related to customer deposits	(4,814)	(19)
Prepaid expenses, deposits, and other assets	(8,785)	(1,339)
Accounts payable and accrued liabilities	8,090	(6)
Other financial liabilities	65	95
Net cash used in operating activities	(47,490)	(17,619)

Cash flows from (used in) financing activities
Exercise of stock options	501	232
Payment of lease liabilities	(744)	(665)
Repayment of loans and other borrowings	(6,587)	-
Redemption of convertible debenture	(1,817)	-
Issuance of convertible debenture, net of transaction costs	-	37,272
Issuance of Class A subordinate voting shares, net of transaction costs	263,829	-
Net cash from in financing activities	255,182	36,839

Cash flows used in investing activities
Additions to property and equipment	(464)	(530)
Additions to intangible and other assets, net	(7,307)	(5,180)
Net cash used in investing activities	(7,771)	(5,710)

Increase in cash and cash equivalents	199,921	13,510

Net effect of exchange rate fluctuations on cash	(10,951)	52

Cash and cash equivalents, beginning of period	40,116	4,035

Cash and cash equivalents, end of period	$229,086	$17,597

EBITDA

	Three Months Ended		Nine Months Ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Net loss for the period	$(37,129)	$(10,677)	$(67,366)	$(25,239)

Adjustments:
Depreciation and amortization	1,486	1,503	4,318	4,028
Finance expense, net	14,520	438	19,724	2,126
Deferred income tax recovery	-	-	-	(3,107)

EBITDA	$(21,123)	$(8,736)	$(43,324)	$(22,192)